================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K
                                  ANNUAL REPORT

                                   ----------

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1997

                           TRUMP INDIANA SAVINGS PLAN
                            (Full title of the Plan)

                      TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)

                                 2500 Boardwalk
                         Atlantic City, New Jersey 08401
                     (Address of principal executive office)

================================================================================

                           TRUMP INDIANA SAVINGS PLAN

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997

                                  TOGETHER WITH

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                           TRUMP INDIANA SAVINGS PLAN

                                DECEMBER 31, 1997

                                      INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

     Statement of Net Assets Applicable to Participants' Equity as of December 31, 1997

     Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended December 31, 1997

     Notes to Financial Statements

SUPPLEMENTAL SCHEDULES:

 I -- Item 27a - Schedule of Assets Held for Investment Purposes as of December
                 31, 1997

II -- Item 27d - Schedule of Reportable Transactions for the Year Ended December
                 31, 1997

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the

     Trump Indiana Savings Plan:

We have audited the accompanying statement of net assets applicable to participants' equity of the Trump Indiana Savings Plan (the "Plan") as of December 31, 1997 and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 1997, and the changes in net assets applicable to participants' equity for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Roseland, New Jersey
June 29, 1998

                           TRUMP INDIANA SAVINGS PLAN

           STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                             AS OF DECEMBER 31, 1997

ASSETS:
  Cash                                                                      $662
  Investments at market value (Notes 1 and 3)-
   The Chicago Trust Company Stated Principal Value Investment
     Trust Fund                                                           76,925
   SoGen International Fund                                               82,395
   Massachusetts Investors Trust Fund                                    146,429
   Oppenheimer Quest Value Fund                                          198,488
   Oppenheimer Quest Opportunity Value Fund                              266,292
   Montag & Caldwell Growth Fund                                         204,386
   AIM Constellation Fund                                                222,118
   Templeton Foreign Fund                                                116,164
   Trump Hotels and Casino Resorts, Inc. Common Stock                     13,123
  Participants' Loans Receivable                                          80,197
  Receivables-
   Contributions Receivable from Plan Sponsor                            122,434
   Contributions Receivable from Participants                             78,023
                                                                      ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                         $1,607,636
                                                                      ==========

The accompanying notes to financial statements are an integral part of this statement.

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year

CONTRIBUTIONS:
  Participants
  Plan Sponsor
  Participant Rollovers

           Total contributions

  Dividend income
  Interest income
  Realized/unrealized appreciation (depreciation) of investments
  Distributions
  Loans issued to participants
  Loan principal repayments
  Administrative expenses
  Interfund transfers (net)

INCREASE IN NET ASSETS

NET ASSETS APPLICABLE TO PARTICIPANTS EQUITY, end of year


                                                     TRUMP INDIANA SAVINGS PLAN

                               STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                                                FOR THE YEAR ENDED DECEMBER 31, 1997


  The Chicago
     Trust
 Company Stated                                                      Oppenheimer
Principal Value        SoGen        Massachusetts    Oppenheimer        Quest        Montag &          AIM         Templeton
   Investment      International      Investors      Quest Value     Opportunity     Caldwell     Constellation     Foreign
   Trust Fund           Fund         Trust Fund          Fund         Value Fund    Growth Fund       Fund           Fund
-----------------  ---------------  --------------  ---------------  -------------  ------------  --------------  -------------

       $0                  $0               $0              $0              $0            $0              $0             $0
  -------             -------         --------        --------        --------      --------        --------       --------

   45,367              61,353          102,124        $141,234         199,807       140,505         159,806         95,859
   31,150              13,810           22,611          31,218          44,142        32,438          34,417         20,813
    6,144              14,113           12,930          34,203          38,550        37,112          40,699         12,961
  -------             -------         --------        --------        ---------     --------        --------       --------

   82,661              89,276          137,665         206,655         282,499       210,055         234,922        129,633

        0               7,640           10,787           8,538           8,212         1,743          14,956         10,519
        0                   0                0               0               0             0               0              0
    1,996              (6,818)           8,520          16,541          16,114        26,208           1,590        (11,064)
   (6,767)             (2,830)          (8,158)        (14,285)        (17,191)      (12,898)        (12,447)        (8,948)
     (888)             (2,524)          (3,535)        (18,170)        (22,561)      (19,260)        (16,729)        (6,530)
        0                   0                0               0               0             0               0              0
      (33)               (108)            (147)           (259)           (390)         (288)           (207)          (168)
      (44)             (2,241)           1,297            (532)           (391)       (1,174)             33          2,722
  -------             -------         --------        --------        --------      --------        --------       --------

   76,925              82,395          146,429         198,488         266,292       204,386         222,118        116,164
  -------             -------         --------        --------        --------      --------        --------       --------

  $76,925             $82,395         $146,429        $198,488        $266,292      $204,386        $222,118       $116,164
  =======             =======         ========        ========        ========      ========        ========       ========


   Trump
Hotels and
  Casino
 Resorts,
   Inc.       Participants'
  Common         Loans
   Stock       Receivable       Other       Total
------------  -------------  -----------  ---------

      $0             $0            $0            $0
 -------        -------      --------    ----------

  13,040              0        78,023     1,037,118
   3,044              0       122,434       356,077
       0              0             0       196,712
 -------        -------      --------    ----------

  16,084              0       200,457     1,589,907


       0              0             0        62,395
      57              0           903           960
  (3,096)             0             0        49,991
    (252)       (10,000)            0       (93,776)
       0         90,197             0             0
       0              0             0             0
       0              0          (241)       (1,841)
     330              0             0             0
 -------        -------      --------    ----------

  13,123         80,197       201,119     1,607,636
 -------        -------      --------    ----------

 $13,123        $80,197      $201,119    $1,607,636
 =======        =======      ========    ==========


The accompanying notes to financial statements are an integral part of this statement.

                           TRUMP INDIANA SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

      Basis of Accounting-

        The accompanying financial statements of the Trump Indiana Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

      Plan Expenses-

        Expenses related to the administration of the Plan have been paid by Trump Indiana, Inc. (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $18,000 in 1997.

      Investments-

        The investments included in the statement of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

      Use of Estimates-

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) PLAN DESCRIPTION:

      The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General-

        The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1997. All full or part-time nonunion employees become eligible for participation in the Plan on the enrollment date immediately following the completion of six months of service (effective January 1, 1998, twelve months of service) and the attainment of age 18. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as nonunion employees.

          The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). The Chicago Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

        Contributions-

          Participants-

            Compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1997 limit was $9,500 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

          Plan Sponsor-

            The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 2.5% of the participant's annual compensation, as defined (effective January 1, 1998, 3%).

          Participant Rollovers-

            The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

          Distributions to Participants-

            Each participant has a fully vested interest in the amount of his or her contribution together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $3,500, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

            A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

            Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1997.

          Vesting-

            Voluntary contributions are fully vested at all times and are not subject to forfeiture.

            The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

            Years of Continuous Service               Percentage Vested
             --------------------------               -----------------

             Less than two years                            0%
             Two years                                     25
             Three years                                   50
             Four years                                    75
             Five years or more                           100

          Forfeitures-

            The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1997, no forfeitures were used to reduce Plan Sponsor contributions. As of December 31, 1997, $21,421 was available to reduce future Plan Sponsor contributions.

          Loans-

            The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1997 had interest rates ranging from 9.25% to 9.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

(3) INVESTMENTS:

    Participants can invest their funds in nine available investment vehicles as described below-

      Money Market Fund-

        The Chicago Trust Company Stated Principal Value Investment Trust Fund - A money market equivalent account. Stable value funds invest in short-term high quality financial instruments issued by insurance companies and banks.

      Mutual Funds-

        SoGen International Fund - A multi-asset global mutual fund. The investment objective and style of this fund is to provide long-term growth of capital by investing primarily in common stocks of U. S. and foreign companies.

        Massachusetts Investors Trust Fund - A growth and income mutual fund. The investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

        Oppenheimer Quest Value Fund - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings, or growth potential.

        Oppenheimer Quest Opportunity Value Fund - An asset allocation mutual fund. The investment objective and style of this fund is to seek long-term capital appreciation by investing in stocks, bonds and cash equivalents.

        Montag & Caldwell Growth Fund - An equity growth and mutual fund.
        The investment objective of this fund is to seek long-term capital appreciation consistent primarily with investments in a combination of equity, convertible, fixed-income and short-term securities.

        AIM Constellation Fund -- An aggressive equity mutual fund. The investment objective of this fund is to seek capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

        Templeton Foreign Fund - A foreign mutual fund. The investment objective of this fund is to seek long-term growth of capital by investing in foreign securities.


      Common Stock-

        Trump Hotel & Casino Resorts, Inc.("THCR") Common Stock - This is the common stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

(4) TAX STATUS:

    The Plan has not yet received a determination letter from the Internal Revenue Service stating whether the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5) PLAN TERMINATION:

    While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

(6) RELATED PARTY
    TRANSACTIONS:

      Certain Plan investments are shares of money market funds managed by The Chicago Trust Company, which is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

      Certain Plan investments include shares of THCR common stock and, therefore, these transactions qualify as party-in-interest.

                                                                      SCHEDULE I

                           TRUMP INDIANA SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

              EMPLOYER IDENTIFICATION #22-3216299, PLAN NUMBER 001

      (b) Identity of
          issuer,           (c) Description of investment
(a)   borrower, lessor    including maturity date, rate of
             or             interest, collateral, par or                   (e) Market
       similar party               maturity value              (d) Cost       Value
---  -------------------  ----------------------------------  -----------  ------------
 *   The Chicago Trust    Stated Principal Value Trust
       Company              Fund, Money Market Funds,
                            46,618 units of participation        $75,138      $76,925
                                                              ----------   -----------

     SoGen Funds          SoGen International Fund, Equity
                            Securities, 3,240 units of
                            participation                         89,506       82,395

     MFS Funds            Massachusetts Investors Trust
                            Fund, Equity Securities, 8,358
                            units of participation               139,452      146,429

     Oppenheimer          Quest Value Fund, Equity
                            Securities, 9,735 units of
                            participation                        185,069      198,488

     Oppenheimer          Quest Opportunity Value Fund,
                            Equity and Debt Securities,
                            7,518 units of participation         253,495      266,292

     Montag               Montag & Caldwell Growth Fund,
                            Equity Securities, 8,791 units
                            of participation                     181,877      204,386

     AIM Fund Inc.        AIM Constellation Fund, Equity
                            Securities, 8,420 unit of
                            participation                        223,434      222,118

     Templeton Fund,      Templeton Foreign Fund, Equity
       Inc.                 Securities, 11,675 units of
                            participation                        127,000      116,164
                                                              ----------   ----------

                    Total Investment in Mutual Funds           1,199,833    1,236,272
                                                              ----------   ----------

**   Trump Hotels &       Trump Hotels and Casino Resorts
       Casino Resorts,      Inc. Common Stock Fund, Equity
       Inc.                 Security 1,962 units of
                            participation                         15,604       13,123
                                                              ----------   ----------
     Participants'        Interest rates ranging from
       Loans                9.25% to 9.50% and maturities
                            ranging from 1998 through 2002        80,197       80,197
                                                              ----------   ----------
                                                              $1,370,772   $1,406,517
                                                              ==========   ==========

                             *Denotes party-in-interest
                             **Denotes related party

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                                                                         SCHEDULE II

                                                     TRUMP INDIANA SAVINGS PLAN

                                                       RETIREMENT SAVINGS PLAN

                                           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                              FOR THE YEAR ENDED DECEMBER 31, 1997 (A)

                                        EMPLOYER IDENTIFICATION #22-3216299, PLAN NUMBER 001

                                                                                (c) Purchase
  (a) Identity of Party Involved          (b) Description of Asset                 Price      (d) Selling Price   (g) Cost of Asset
----------------------------------  ----------------------------------------   --------------  -----------------  ------------------
The Chicago Trust Company           Stated Principal Value Trust Fund-
                                      35 Purchases                                $84,698                N/A            $84,698
                                      29 Sales                                        N/A             $9,769              9,560

SoGen Funds                         SoGen International Fund-
                                      30 Purchases                                 98,039                N/A             98,039
                                      80 Sales                                        N/A              8,826              8,533

MFS Funds                           Massachusetts Investors Trust Fund-
                                      38 Purchases                                152,447                N/A            152,447
                                      86 Sales                                        N/A             14,538             12,995

Oppenheimer                         Quest Value Fund-
                                      39 Purchases                                220,178                N/A            220,178
                                      109 Sales                                       N/A             38,230             35,109

Oppenheimer                         Quest Opportunity Value Fund-
                                      39 Purchases                                297,005                N/A            297,005
                                      111 Sales                                       N/A             46,828             43,510

Montag                              Montag & Caldwell Growth Fund
                                       37 Purchases                               216,457                N/A            216,457
                                       104 Sales                                      N/A             38,279             34,580

AIM Funds, Inc.                     AIM Constellation Fund-
                                       39 Purchases                               254,478                N/A            254,478
                                       104 Sales                                      N/A             33,950             31,044

Templeton Funds, Inc.               Templeton Foreign Fund-
                                       35 Purchases                               146,292                N/A            146,292
                                       103 Sales                                      N/A             19,064             19,292

                                                                                   (h) Current Value of Asset   (i) Net Gain
  (a) Identity of Party Involved          (b) Description of Asset                     on Transaction Date         (Loss)
----------------------------------  ----------------------------------------       --------------------------  -------------
The Chicago Trust Company           Stated Principal Value Trust Fund-
                                      35 Purchases                                         $84,698                   N/A
                                      29 Sales                                               9,769                  $209

SoGen Funds                         SoGen International Fund-
                                      30 Purchases                                          98,039                   N/A
                                      80 Sales                                               8,826                   293

MFS Funds                           Massachusetts Investors Trust Fund-
                                      38 Purchases                                         152,447                   N/A
                                      86 Sales                                              14,538                 1,543

Oppenheimer                         Quest Value Fund-
                                      39 Purchases                                         220,178                   N/A
                                      109 Sales                                             38,230                 3,121

Oppenheimer                         Quest Opportunity Value Fund-
                                      39 Purchases                                         297,005                   N/A
                                      111 Sales                                             46,828                 3,318

Montag                              Montag & Caldwell Growth Fund
                                       37 Purchases                                        216,457                   N/A
                                       104 Sales                                            38,279                 3,699

AIM Funds, Inc.                     AIM Constellation Fund-
                                       39 Purchases                                        254,478                   N/A
                                       104 Sales                                            33,950                 2,906

Templeton Funds, Inc.               Templeton Foreign Fund-
                                       35 Purchases                                        146,292                   N/A
                                       103 Sales                                            19,064                  (228)

                                                                                                                         SCHEDULE II
                                                                                                                         (Continued)

                                                                                (c) Purchase
  (a) Identity of Party Involved          (b) Description of Asset                 Price      (d) Selling Price   (g) Cost of Asset
----------------------------------  ----------------------------------------   --------------  -----------------  ------------------
Trump Hotels & Casino Resorts,      Trump Hotels and Casino Resorts Inc.
  Inc.                                Common Stock
                                       40 Purchases                               $27,304                N/A            $27,304
                                       29 Sales                                       N/A             11,086             11,700

The Chicago Trust Company           Loan Fund-
                                       21 Purchases                                90,197                N/A             90,197
                                       5 Sales                                        N/A             10,000             10,000


                                                                                   (h) Current Value of Asset   (i) Net Gain
  (a) Identity of Party Involved          (b) Description of Asset                     on Transaction Date         (Loss)
----------------------------------  ----------------------------------------       --------------------------  -------------
Trump Hotels & Casino Resorts,      Trump Hotels and Casino Resorts Inc.
  Inc.                                Common Stock
                                       40 Purchases                                        $27,304                  N/A
                                       29 Sales                                             11,086                 (614)

The Chicago Trust Company           Loan Fund-
                                       21 Purchases                                         90,197                  N/A
                                       5 Sales                                              10,000                    0


(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1997.

                 The accompanying notes to financial statements
                     are an integral part of this schedule.